Amendment No. 3 to
                                                          SEC File No. 70-9529

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                 Jersey Central Power & Light Company ("JCP&L")
                              2800 Pottsville Pike

                           Reading, Pennsylvania 19605

    (Name of company filing this statement and address of principal executive office)


                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)






Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Scott L. Guibord, Secretary             120 West 45th Street
Michael J. Connolly, Esq.               New York, New York 10036
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary
Jersey Central Power & Light
Company
2800 Pottsville Pike
Reading, Pennsylvania  19605

                   (Names and addresses of agents for service)

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            JCP&L hereby  amends its  Application  on Form U-1,  docketed in SEC
File No. 70-9529, as heretofore amended, as follows:

            1. By amending the second paragraph of Paragraph O of Item 1 thereof to read in its entirety as follows:

            The Special Purpose Issuer may issue transition bonds in one or more series, and each such series may be issued in one or more classes. Different series may have different maturities and interest rates and each series may have classes with such maturities, interest rates and other terms as JCP&L shall determine from time to time in the future. The transition bonds of each series and class will bear interest at rates determined based on prevailing market conditions at the time of sale. The rates will be comparable to those on transition bonds having similar terms, conditions and features issued under similar market conditions by issuers of comparable credit quality similarly situated. The TBC for each series will be structured to provide for the recovery of the principal amount of the related transition bonds and the related interest, fees and expenses. There will be a date on which each of the transition bonds is expected to be repaid and a legal final maturity date by which the transition bonds must be repaid. Neither the expected final maturity nor the legal final maturity will be later than 15 years and 17 years, respectively, from the date of issuance of the related transition bonds. The expected final maturity date must be earlier than the legal final maturity date to meet rating agency requirements because the TBC is calculated by taking into account projections of such variables as the anticipated level of charge-offs, delinquencies, and usage, which may differ from the amounts actually experienced.

            2. By amending Paragraph Q of Item 1 thereof to read in its entirety as follows:

            Q. JCP&L will receive a servicing fee for its  servicing  activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement. JCP&L's servicing fee will be set at an amount equal to a fixed percentage of the initial principal amount of the transition bonds, designed to collect approximately $400,000 annually. This fee may not reflect JCP&L's actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Thus, JCP&L is seeking an exemption from these requirements. The credit rating agencies will require that the servicing fee be set at a level comparable to one negotiated at arms-length and which would thus be reasonable and sufficient for a third party performing similar services.(1) These rating agencies are accustomed to evaluating securitization transactions that include servicing fees based on a fixed percentage of the initial principal amount of the related bonds, rather than a fee based on actual costs as would otherwise be required by the Act when JCP&L is the servicer. The lack of certainty engendered by a fee that is not fixed, with the potential to fluctuate with costs, could have a negative impact on the credit rating of the transition bonds. In addition to the certainty provided by the pre-set fee, an "arms-length" fee helps to assure that the Special Purpose Issuer would be able to operate independently and thus strengthens the position that it is a "bankruptcy remote"(2) entity.

            JCP&L is the most logical and cost-effective choice for servicer for a number of reasons. JCP&L is already performing many of the servicer's tasks in its capacity as the local distribution utility, such as metering and billing, and, thus, the servicing fee JCP&L collects, even when determined on an "arms-length" basis, will be substantially lower than the fee any other entity would charge. Having JCP&L act as servicer is therefore beneficial to ratepayers because, ultimately, it is the ratepayers who will pay the servicing fee through the TBC.

            3.    By filing the following exhibits on Item 6 thereof.

            F - Opinion of Berlack, Israels & Liberman, LLP



------------------
1 Of course, as noted in the following paragraph, an arms-length fee for an entity that also serves as the local distribution utility is likely to be less than an arms-length fee for another entity.

2 A "bankruptcy remote" entity would not be impacted by a bankruptcy of JCP&L and is, therefore, expected to have a credit rating different from (and, indeed, higher than) that of JCP&L.

                                    SIGNATURE

      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                 Jersey Central Power & Light Company

                                 By:/s/ T. G. Howson
                                    ----------------
                                    T. G. Howson
                                    Vice President and Treasurer

Date:     April 28, 2000

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